Vertex Pharmaceuticals Incorporated (VRTX)

Item 7

Friends Fiduciary Corporation

Friends Fiduciary Corporation seeks your support1 for Item 7 on the Vertex Pharmaceuticals Incorporated’s (“Vertex” or “the Company”) 2019 proxy ballot. The resolved clause states:

RESOLVED, the shareholders of Vertex Pharmaceuticals Incorporated (“Vertex”) request the preparation of a report, updated annually, disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.	Payments by Vertex used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.	Vertex’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.	Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a “grassroots lobbying communication” is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. “Indirect lobbying” is lobbying engaged in by a trade association or other organization of which Vertex is a member.

Both “direct and indirect lobbying” and “grassroots lobbying communications” include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Vertex’s website.

RATIONALE TO VOTE FOR:

As investors, we encourage transparency and accountability in the use of corporate funds to influence legislation and regulation. Our aim is not to keep the Company from spending, but to ensure sufficient transparency for external stakeholders to evaluate these significant costs, as well as to ensure sufficient internal accountability to safeguard the alignment of spending with company mission, values, and ethics.

Vertex’s lack of transparency poses risks to the Company. Investors are increasingly examining companies’ indirect and direct lobbying and political spending.2 Company transparency is increasing accordingly—since 2011, the number of companies disclosing at least some of their trade association and other non-profit group memberships have more than doubled.3

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1 This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Friends Fiduciary is not able to vote your proxies, nor does this communication contemplate such an event. Friends Fiduciary Corporation urges shareholders to vote for Item 7 following the instruction provided on the company’s proxy mailing.

2Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 5, https://www.weinberg.udel.edu/irrci/research/899, accessed May 13, 2019.

3 Welsh and Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” p. 10.

High level of spending, low level of disclosure

Vertex expends significant company resources on lobbying at both the state and federal level, with lower levels of disclosures than its peers.

At the federal level, Vertex spent $1.61 million on lobbying in 2018,4 which does not take into account lobbying done at the state level. Vertex hired 106 lobbyists in 24 states in 2018,5 but because state-level lobbying disclosure requirements are often nonexistent or very cursory, investors have only a murky picture of how much the Company is spending in those states. Very few states require comprehensive reporting, and 22 states have no required disclosure whatsoever.6

Lobbying expenditures have increased7 as Vertex navigates a complex and uncertain regulatory environment, yet the company does not have basic policies in place to ensure that such spending is reviewed by the board. In addition to a poor lobbying disclosure, Vertex lags behind peers in its political contributions disclosure, receiving a dismal 5.7 out of 100 on the Center for Political Accountability’s Zicklin of Corporate Political Disclosure and Accountability.8

Vertex is noticeably less transparent than its peers in this area. Mylan NV, a company of similar market capitalization which has also recently drawn negative public attention, spent $2.9 million on lobbying in 2018,9 yet discloses trade association memberships that receive over $50,000 from the company, as well as the portion of payments made to trade associations used for lobbying.10 This is just one example of a peer which discloses trade association memberships and payments used for lobbying; other examples of pharmaceutical companies with such disclosures include Bristol-Myers Squibb, Amgen Inc., Biogen, Celgene Corp., and Gilead Sciences, Inc. Vertex is clearly lagging its peers in transparency.

Lobbying via trade associations

The Company does not disclose its involvement in trade associations, meaning investors do not have an accurate picture of its total lobbying expenditures or priorities or interests that guide such spending.

Vertex does not disclose membership dues or other payments made to non-profit organizations participating in lobbying activity, chief among them trade associations. Investors do not know which trade associations the Company is a part of. Through outside research we have found that Vertex is a member of the Biotechnology Innovation Organization, which spent $9.87 million on federal lobbying in 2018,11 and also belongs to the Alliance for a Stronger FDA, the Alliance for Patient Access, the California Life Sciences Association and the Massachusetts Biotechnology Council, which together spent $1.02 million on federal lobbying in 2018.12 These trade associations also spend to lobby at the state level, with the California Life Sciences Association spending $355,382 on lobbying in California in 2018, and the Massachusetts Biotechnology Council spending $516,085 on lobbying in Massachusetts in 2018.13

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4OpenSecrets.org, “Vertex Pharmaceuticals”, https://www.opensecrets.org/lobby/clientsum.php?id=D000030819 , accessed May 13, 2019.

5Followthemoney.org, “Vertex Pharmaceuticals, https://beta.followthemoney.org/entity-details?eid=10653536 , accessed May 13, 2019.

6 Welsh and Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” p. 3.

7 By approximately $400,000 at the federal level between 2016 and 2017. This does not include spending increases at the state level, which may be significant. Opensecrets.org, “Vertex Pharmaceuticals”.

82018 CPA-Zicklin Index of Corporate Political Disclosure and Accountability, p. 50, https://nmcdn.io/e186d21f8c7946a19faed23c3da2f0da/5006ff10fe6f450fa2f1f01321ac6b5a/files/index/2018_CPA-Zicklin_Index_web.pdf , accessed May 13, 2019.

9OpenSecrets.org, “Mylan Inc”, https://www.opensecrets.org/lobby/clientsum.php?id=D000027765&year=2018, accessed May 13, 2019.

10Mylan Inc., “Corporate Governance,” http://www.mylan.com/en/company/corporate-governance, accessed May 13, 2019.

11OpenSecrets.org, “Biotechnology Innovation Organization,” https://www.opensecrets.org/orgs/lobby.php?id=D000024369, accessed May 13, 2019.

12 OpenSecrets.org, “Alliance for a Stronger FDA,” https://www.opensecrets.org/lobby/clientsum.php?id=D000046669&year=2018; “Alliance for Patient Access,” https://www.opensecrets.org/lobby/clientsum.php?id=F215595&year=2018; “California Life Sciences Assn,” https://www.opensecrets.org/lobby/clientsum.php?id=D000067718&year=2018; and “Massachusetts Biotechnology Council,” https://www.opensecrets.org/lobby/clientsum.php?id=D000027447&year=2018, all accessed May 13, 2019..

13 “California Life Sciences Association,” http://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1144052&session=2017&view=activity; “Massachusetts Biotechnology Council,” https://www.sec.state.ma.us/LobbyistPublicSearch/Summary.aspx?sysvalue=x+KfZQCAN6RF1zfQOCD4dOB3F2pvOthxbPJfQWHyf5w=, both accessed May 13, 2019.

Vertex does not disclose its payments made to trade associations used for lobbying or political contributions, and these payments go unevaluated by both shareholders and the board. In their recommendation, the Company refers to sufficient existing disclosures; however, these mandated disclosures do not include special payments made to trade associations which are then used for lobbying. Lobbying makes up the bulk of trade associations’ political expenditures.14

Reputational risk

The Company’s trade association and nonprofit relationships can pose reputational risks.

We understand that trade associations and other non-profit organizations can serve a useful business purpose. However, Vertex’s lack of public disclosure and board-level oversight over its lobbying and trade association involvement risks damage to its already precarious reputation. It has drawn significant negative attention for its pricing of its cystic fibrosis drugs15, as well as for its lobbying on drug pricing at the state level.16 Moreover, Vertex's undisclosed membership in the Alliance for Patient Access (AfPA) poses reputational risks on drug pricing and opioids. The AfPA has been described as a non-profit pharmaceutical industry front group established to oppose drug price limits,17 and has attracted negative scrutiny for its role in passing legislation that weakened the Drug Enforcement Administration’s ability to stop suspicious drug shipments by drug distributors, thereby exacerbating the opioid crisis.18

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14For example, the largest trade association in the US, the Chamber of Commerce, the 2010 election, spent $33 million on political contributions and $302 million on lobbying during the 2010 election. Adam Bonica, “Avenues of Influence: On the Political Expenditures of Corporations and Their Directors and Executives,” December 3, 2013, p. 5, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=2313232, accessed May 13, 2019.

15Robert Weisman, “Doctors challenge Vertex over high price of cystic fibrosis drug”, July 20, 2015, The Boston Globe, http://www.bostonglobe.com/business/2015/07/20/researcher-and-group-doctors-challenge-vertex-price-new-cystic-fibrosis-drug/d5PZMlj6T6uzq0usm2xLEL/story.html, accessed May 13, 2019.

16Editorial Board, “When a flawed remedy to drug prices looks better than none at all”, The Sacramento Bee, August 12, 2016, http://www.sacbee.com/opinion/editorials/article95444077.html, accessed May 13, 2019.

17 “Non-profit Alliance for Patient Access uses journalists and politicians to push Big Pharma’s agenda”, Health News Review, October 2, 2017, https://www.healthnewsreview.org/2017/10/non-profit-alliance-patient-access-uses-journalists-politicians-push-big-pharmas-agenda/, accessed May 13, 2019.

18 “Opioid Lobbyist Left a Digital Fingerprint on a Campaign by ‘Patient Advocates,’” The Intercept, October 22, 2017, https://theintercept.com/2017/10/22/opioid-lobbyist-left-a-digital-fingerprint-on-a-campaign-by-patient-advocates/, accessed May 13, 2019.

A lack of transparency on lobbying, especially lobbying relating to drug pricing, poses a significant reputational risk to the company.

Pharmaceutical companies, including Vertex, have also come under scrutiny for their payments made to 501(c)(3) patient advocacy groups which engage in lobbying. A Kaiser Health News report tracked 14 companies, including Vertex, which collectively made $116 million in donations to patient advocacy groups in 2015, contrasted with their reported $63 million lobbying in expenditures.19 These often murky relationships can pose reputational risks for the company (see “A Culture of Conflicts in Funding of Patient Advocacy Nonprofits,” Nonprofit Quarterly).20 These relationships can also blur the line between lobbying and patient advocacy—see “Big Pharma Gave Money to Patient Advocacy Groups Opposing Medicare Changes.”21

Additionally, Alexion Pharmaceuticals, Jazz Pharmaceuticals, and Lundbeck were fined over $122 million by the US Justice Department to settle allegations that the companies “used such charities as a means to improperly pay the copay obligations of Medicare patients using their drugs, in violation of the Anti-Kickback Statute.”22 Alexion was also investigated by the SEC for violations of the Foreign Corrupt Practices Act, and investigated by Brazilian police, for the company’s relationships with foreign patient advocacy groups as it negotiated for approval from national health services.23

Vertex similarly negotiates with nationalized health services in order for its highly-priced therapies to gain adoption (see “Vertex destroys nearly 8,000 Orkambi packs amid U.K. pricing standoff”).24 In the case of the U.K., Vertex also funds patient advocacy groups lobbying the government to adopt the company’s drugs.25 Board oversight, a clearly defined policy, and comprehensive disclosure would help shareholders understand where Vertex’s resources are being spent, but also that the potential reputational and legal risks of these relationships are being managed.

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19 Emily Kopp, Elizabeth Lucas, and Sydney Lupkin, “Patient Advocacy Groups Take In Millions From Drugmakers. Is There A Payback?” Kaiser Health News, April 6, 2018, https://khn.org/news/patient-advocacy-groups-take-in-millions-from-drugmakers-is-there-a-payback/, accessed May 13, 2019.

20 Martin Levine, “A Culture of Conflicts in Funding of Patient Advocacy Nonprofits,” Nonprofit Quarterly, December 8, 2016, https://nonprofitquarterly.org/2016/12/08/culture-conflicts-funding-patient-advocacy-nonprofits/, accessed May 2, 2018.

21 Sydney Lupkin, Elizabeth Lucas, Victoria Knight, “Big Pharma Gave Money to Patient Advocacy Groups Opposing Medicare Changes,” Kaiser Health News, https://khn.org/news/big-pharma-gave-money-to-patient-advocacy-groups-opposing-medicare-changes/, accessed May 13, 2019.

22 Nate Raymond, “Drugmakers Jazz, Alexion, Lundbeck to pay $123 million to resolve U.S. charity kickback probe,” Reuters, April 4, 2019, https://www.reuters.com/article/us-usa-healthcare-charities-settlement/drugmakers-pay-123-million-to-resolve-u-s-charity-kickback-probe-idUSKCN1RG1SJ?cid=pt, accessed May 13, 2019.

23 Ben Elgin, Doni Bloomfield, and Caroline Chen, “When the Patient is a Goldmine: The Trouble with Rare Disease Drugs,” Bloomberg Businessweek, May 24, 2017, https://www.bloomberg.com/news/features/2017-05-24/when-the-patient-is-a-gold-mine-the-trouble-with-rare-disease-drugs, accessed May 13, 2019.

24 Eric Sagonowsky, “Vertex destroys nearly 8,000 Orkambi packs amid U.K. pricing standoff,” FiercePharma, March 18, 2019, https://www.fiercepharma.com/pharma/vertex-destroys-nearly-8-000-orkambi-packs-amid-u-k-pricing-standoff, accessed May 13, 2019.

25 The Cystic Fibrosis Trust has been active in campaigning UK lawmakers to approve Vertex’s drug while also receives funding from Vertex. See: Chris Riches and Jan Risley, “Cystic fibrosis scandal: MPs told to fight for life-saving drugs on NHS,” Express, April 23, 2019, https://www.express.co.uk/news/uk/1117793/cystic-fibrosis-drugs-vertex-nhs-mps, and Cystic Fibrosis Trust, Impact Report 2017/18, https://www.cysticfibrosis.org.uk/the-work-we-do/about-us/annual-review-and-accounts, p 19, both accessed May 13, 2019.

According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.26

As shareholders, we would like to know how Vertex’s board is evaluating these trade association memberships and payments used for lobbying and contributions to 501(c)(3)s, as well as the potential reputational risks posed by such associations.

Lack of board oversight

There are not enough oversight structures in place.

The only reference to political activity of any kind on the Company’s website is a page in the Code of Conduct.27 This is a guide for employees’ participation in the political process, and does not describe who in the Company is responsible for Vertex’s lobbying and political spending, how Company management chooses its lobbying priorities, or any board processes in place to evaluate that spending or the level of oversight around memberships in trade associations and other non-profits that engage in political activity.

REBUTTAL TO THE COMPANY’S OPPOSITION STATEMENT:

•	The Company purports that disclosure of memberships in and payment to trade associations would not present an accurate reflection of the Company’s positions on certain public policy issues.
o	Our response: The Company has already experienced public backlash over its position on public policy issues, which should underscore the importance of reputational risk exposure. Increased disclosure would provide transparency, decreasing reputational risk. The Company’s statement itself provides a rationale for disclosing oversight processes-- if the Board of Directors is not sure that its memberships reflect Company positions, clearly those memberships should be sufficiently evaluated.
•	The Company claims that sufficient reporting already exists and that the proposal would “impose an unnecessary administrative burden and expense on the company.”

o	Our response: The company discloses no information about its lobbying spending or oversight, so reporting is clearly not sufficient. Based on the partial picture provided by publicly available information, Vertex is estimated to have spent over $9.6 million on federal lobbying alone between 2012 and 2018.[28] This figure does not include state lobbying, which outside research indicates is significant. Some portion of this may include payments made to trade associations or other non-profit organizations used for lobbying; however, there is no transparency on lobbying through trade associations.

o	The cost of reporting on this considerable lobbying activity would be minimal as Vertex already has all of this information, and therefore we find this rationale unsatisfactory.

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26 The Conference Board, “Reputation Risk: A Corporate Governance Perspective,” December 2007, p. 6, https://www.conference-board.org/publications/publicationdetail.cfm?publicationid=1390, accessed May 13, 2019.

27Vertex Pharmaceuticals Inc., “Code of Conduct”, p. 24, https://investors.vrtx.com/static-files/23943678-29de-4aac-8713-f68bac5e6294, accessed May 13, 2019.

28 Opensecrets.org, “Vertex Pharmaceuticals”.

o	Other corporations prioritize transparent disclosure and produce such reports without undue burden, such as Biogen, Amgen, Mylan NV and others (mentioned above). Beyond providing valuable information for investors, consolidating this information would make it possible for the board and company management to better assess and manage these significant expenses.

CONCLUSION

Vertex’s significant lobbying expenditures, apparent lack of substantive board oversight, and exposure to reputational risk as a result clearly signal a need for enhanced disclosure. For the reasons stated above, we believe Vertex’s current lobbying disclosures are not adequate to inform shareholders and protect their interests.

Therefore, we urge shareholders to vote FOR Item 7 following the instructions provided on the Company’s proxy mailing. This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Friends Fiduciary is not able to vote your proxies, nor does this communication contemplate such an event.

For questions regarding Vertex Pharmaceuticals Inc. Item No. 7 please contact Kate Monahan, Shareholder Engagement Associate, at kmonahan@friendsfiduciary.org.